

Mail Stop 3030

June 17, 2011

<u>Via E-mail</u>
Chunping Fong
Chief Financial Officer
China Lithium Technologies, Inc.
15 West 39th Street Suite 14B
New York, NY 10018

>   **Re: China Lithium Technologies, Inc.**
>   **Form 10-K/A for the fiscal year ended June 30, 2010**
>   **Filed May 20, 2011**
>   **Form 10-Q for the fiscal period ended March 31, 2011**
>   **Filed May 16, 2011**
>   **File No. 000-53263**

Dear Mr. Fong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1. We note that you consolidate Beijing GuoQiang Global Science and Technology Development Co, Ltd. based on the guidance applicable to variable interest entities. Where material, in future filings please provide MD&A discussion of the impact that consolidation of the variable interest entity has on your financial condition, results of operations and cash flows. In that regard, abbreviated consolidating data may be helpful in demonstrating the impact on your financial statements from consolidation of the variable interest entity.

2. As a related matter, please tell us how you determined that the conclusion to consolidate Beijing GuoQiang Global Science and Technology Development Co, Ltd. under guidance applicable to variable interest entities is not a critical accounting estimate. Please refer to Section V of Securities Act Release 33-8350.

Liquidity and Capital Resources, page 22

3. You disclose that substantially all your cash is held in the PRC. In future filings please expand MD&A to describe your processes for transfers of cash between your VIE and the holding companies in British Virgin Islands and the United States. Please also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please further address the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries. Show us how you intend to apply this comment.

Item 8. Financial Statements

Consolidated Balance Sheets, page F-27

4. Tell us how your balance sheet provides the disclosures regarding variable interest entity assets and liabilities set forth in FASB ASC 810-10-45-25.

Consolidated Statements of Changes in Stockholders' Equity, page F-30

5. Your response to prior comment 31 in your response letter dated December 17, 2010 indicates that you would revise the financial statements to retroactively present the impact of the recapitalization, including recalculation of the weighted average shares and earnings per share. However, we do not see where you have

retroactively presented the issuance of the 19.2 million shares issued in the recapitalization in the revised financial statements. Please advise.

6. We see that you continue to present the issuance of one million common shares during the year ended June 30, 2009. The presentation does not appear to be consistent with your response to comment 28 in your response letter dated December 17, 2010 and your response comment 7 in your response letter dated February 18, 2011. In that regard, please note that shares continuing to be held by the former owners of the shell company are normally presented as a stock issuance on the date of the reverse merger recapitalization. Please advise.

Note 2. Significant Accounting Policies, page F-34

Variable Interest Entity, page F-34

7. With respect to the five agreements referred to in this footnote, please expand your disclosure in future filings to address the following:

- Identify each of the agreements and briefly describe the key provisions of each agreement.
- Describe the contractual lives of the arrangements. Also, describe termination and renewal provisions.
- Provide a description of the nature of any restrictions on the VIE's assets as reported in your balance sheet, including qualitative information about the relationships between the VIE's assets and liabilities.
- Provide a description of recourse provisions with respect to the general credit of the primary beneficiary.
- Provide a description of how the VIE affects your financial position, results of operations and cash flows.
- Provide a description of all significant risks arising from use of the VIE structure for purposes of consolidation of Beijing GuoQiang Global Science and Technology Development Co, Ltd., including the potential consequences to your company if the agreements were breached or otherwise determined to be unenforceable. Also, describe how you considered and evaluated the risks identified in your consolidation determination.

   Please provide us a sample of proposed future disclosure. Refer to FASB ASC 810-10-50.

8. Tell us about any kick-out rights held by the actual shareholders of Beijing GuoQiang Global Science and Technology Development Co, Ltd. and describe your consideration of those rights, if any, on your consolidation determination.

Note 11. Income Taxes, page F-44

9. In future filings please provide the disclosures required by FASB ASC 740-30-50-2 regarding undistributed earnings of subsidiaries. Please provide us with a copy of your proposed revised disclosure.

10. Please tell us why you have not provided any disclosure of deferred tax assets and liabilities as required by FASB ASC 740-10-50-2.   In that regard, clarify for us whether there are differences between the US GAAP financial reporting and tax bases of your assets and liabilities (whether in the U.S. or the PRC) that will result taxable or deductible amounts in future years, including how those differences, if any, have been accounted for in the provision for income taxes.   Refer to FASB Codification Topic 740-10.

Other

11. Please tell us where you have included the entity wide segment disclosures required by FASB ASC 280-10-50-40 related to products and services. We reference prior comment 13 in your response letter dated February 18, 2011 in which you state you will include these disclosures in the amended filings.

Note 15. Restatements, page F-47

12. Please show us how your restatement footnote complies with the requirements of FASB ASC 250-10-50-7. In this regard, it remains unclear what changes were made to the consolidated statement of changes in stockholders' equity or earnings per share to properly reflect the recapitalization.

Item 9A(T). Controls and Procedures, page 48

13. We see that you conclude internal control over financial reporting is effective at June 30, 2010. We reference your response to comment 14 in your response letter dated February 18, 2011 in which you acknowledge material weaknesses in your knowledge of U.S. GAAP and SEC Rules. We also note that disclosure controls and procedures are not effective due to material weaknesses, including restatement matters, which also appear to impact internal control over financial reporting. Please tell us how you have concluded that internal control over financial reporting is effective at June 30, 2010.

Item 13. Certain Relationships and Related Transactions, page 55

14. Refer to your response to comment 68 in your letter dated December 17, 2010. It does not appear that you have provided all of the information required by Item 404(a)(5) regarding the loan from your Chief Executive Officer Lun Liu and

Chunping Fong
China Lithium Technologies, Inc.
June 17, 2011
Page 5

Beijing Guoqiang Global Science & Technology Development Co., Ltd. Further, refer to your response to comment 70 in your December 17, 2010 letter and comment 20 in your February 18, 2011 letter. Although you have identified this loan agreement as exhibit 10.10 in your amended Form 10-K, it does not appear that you have filed this exhibit. Please revise to provide the information about the loan transaction required by Item 404(a)(5) of Regulation S-K and to file the agreement as an exhibit.

Signatures, page 58

15. We note that the signatures of your amended Form 10-K filed on May 20, 2011 were dated September 28, 2010. Similarly, the signatures of your amended Form 10-Q for the period ended September 30, 2010, filed on May 23, 2011 were dated February 22, 2010 and the signatures of your amended Form 10-Q for the period ended December 31, 2010 were dated February 25, 2011. Please amend to provide current signatures for each of these amended reports. Please also ask the affiliates who filed the amended Schedule 13D filed on May 25, 2011 to provide current signatures; we note that the signatures were dated September 15, 2010.

Item 15. Exhibits, Financial Statement Schedules, page 56

16. Given the outstanding registration statement on Form S-8, please tell us why you did not file the exhibit required by Regulation S-K Item 601(b)(23) with this amendment to your annual report on Form 10-K.

Form 10-Q for the fiscal period ended March 31, 2011

Item 1. Financial Statements

Consolidated Balance Sheets, page 5

17. We see that accounts receivable at March 31, 2011 total $4.6 million while revenues for the quarter total $3.4 million. However, in the first bullet point on page 30 you disclose that you have no accounts greater than 60 days outstanding. In light of the cited balances from your financial statements, please explain to us the basis for the assertions made on page 30.

Consolidated Statements of Operations and Comprehensive Income, page 7

18. You disclose that you have 1.5 million of unvested shares granted to employees. Accordingly, it is unclear why weighted average shares for basic earnings per share and weighted average shares diluted earnings per share are not different numbers. Please explain to us how you have applied the guidance applicable to

       share-based payment arrangements from FASB ASC 260-10-45-28 through 45-32.

Consolidated Statements of Cash Flows, page 9

19. Please reconcile net income on the consolidated statement of cash flows for the nine months ended March 31, 2010 to net income presented on the consolidated statement of operations on page 7.

Note 11. Stock Based Compensation, page 22

20. In future filings please disclose the weighted average period as of the balance sheet date that unearned compensation cost is expected to be recognized in earnings. Refer to FASB ASC 718-10-50-1i.

Note 12. Income Taxes, page 23

21. We see that you have an office in the US and that you have granted shares for services from your US holding company. Accordingly, please tell us why there is no pre-tax income or loss attributed to the US domicile.

22. As a related matter, please tell us how the shares granted for services by the US holding company are treated for US income tax reporting purposes. While it may be that any deferred tax assets attributed to the US domicile are subject to a valuation allowance, clarify for us why there is no temporary difference for stock-based compensation in the US domicile. In that regard, tell us how you have applied the guidance from FASB Codification Topic 718-740.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

23. On page 29 you indicate that the cost of research and development for a product is capitalized as work in process and later moved to intangible assets upon release of the new product. Tell us how your disclosed accounting for research and development is appropriate under the guidance from FASB Codification Topic 730.

     You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding the comments on the financial statements and related matters. If you have any other questions, please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek at (202) 551-3641.

                              Sincerely,

                              /s/ Gary Todd for

                              Brian Cascio
                              Accounting Branch Chief

cc:.Qian Hu, Esq. (Via E-mail)